Exhibit 21.1

Subsidiaries of Align Technology, Inc.

The registrant’s principal subsidiaries as of December 31, 2011, are as follows:

–	Align Technology De Costa Rica, SRL, Costa Rica

–	Align Technology, B.V., the Netherlands

–	Aligntech de Mexico, S. de R.L. de C.V.

–	Cadent Holdings, Inc.

–	Cadent, Ltd.